Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

December 19, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 19, 2024, The Nasdaq Stock Market LLC (the "Exchange") received from Angel Oak Funds Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Shares of beneficial interest, no par value per share, of:
Angel Oak Income ETF
Angel Oak UltraShort Income ETF
Angel Oak High Yield Opportunities ETF
Angel Oak Mortgage-Backed Securities ETF

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi